7-6-2004



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SEC... COMMISSION   19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 10033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
JUN 2 8 2004

REPORT FOR THE PERIOD BEGINNING ___05/01/2003___ AND ENDING ___04/30/2004___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

K. W. Chambers & Co.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 7th Floor

(No. and Street)

PROCESS
JUL 09 2004
THOMSON
FINANCIAL

Clayton   Missouri   63105

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Overschmidt   314-236-2444

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grace & Company, LLP

(Name — if individual, state last, first, middle name)

3117 S. Big Bend Blvd.   St. Louis   Missouri   63143

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Greg Overschmidt_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____K.W. Chambers & Co._____, as of _____April 30_____, ~~19~~ 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control required by Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



K. W. Chambers & Co.

FINANCIAL STATEMENTS

April 30, 2004

COVER

Select a filing method: Basic ⊙   Alternate ○ [0011]

Name of Broker Dealer: K. W. CHAMBERS & CO.
                                                    [0013]   SEC File Number: 8- 10533
                                                                                    [0014]
Address of Principal   7800 FORSYTH
Place of Business: [0020]
                                                                  Firm ID: ____1432
                          CLAYTON   MO ——— 63105   [0015]
                          [0021] [0022]   [0023]

For Period Beginning 5/01/2003   And Ending 04/30/2004
                          [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: GREG A. OVERSCHMIDT, PRESIDENT   Phone: (314)236-2444
                                    [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [   ]   Phone: [   ]
                        [0032]   [0033]

Name: [   ]   Phone: [   ]
                        [0034]   [0035]

Name: [   ]   Phone: [   ]
                        [0036]   [0037]

Name: [   ]   Phone: [   ]
                        [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ☒ [0041]

Check here if respondent is filing an audited report   ☒ [0042]

K. W. Chambers & Co.

FINANCIAL STATEMENTS

April 30, 2004

CONTENTS



Grace & Company, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
K. W. Chambers & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of *K. W. Chambers & Co.* as of April 30, 2004, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *K. W. Chambers & Co.* as of April 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules on pages 13 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grace & Company, L.L.P

St. Louis, Missouri
May 26, 2004

Page 1

ASSETS

Consolidated ⌐ [0198]   Unconsolidated Ⓧ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	52,115 [0200]		52,115 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	⁺ [0295]		
	B. Other	⁺ 61,740 [0300]	⁺ [0550]	61,740 [0810]
3.	Receivables from non-customers	⁺ [0355]	⁺ 19,229 [0600]	19,229 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	⁺ [0418]		
	B. Debt securities	⁺ [0419]		
	C. Options	⁺ [0420]		
	D. Other securities	⁺ 91,828 [0424]		
	E. Spot commodities	⁺ [0430]		91,828 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost			

⁺ [0130]

		Allowable	Non-Allowable	Total
	B. At estimated fair value	⁺ [0440]	⁺ [0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	⁺ [0460]	⁺ [0630]	[0880]

The accompanying notes are an integral part of the financial statements.

Page 2

A. Exempted securities

+ [_____] [0150]

B. Other securities

+ [_____] [0160]

7. Secured demand notes market value of collateral:

+ [_____] [0470]   + [_____] [0640]   _____ [0890]

A. Exempted securities

+ [_____] [0170]

B. Other securities

+ [_____] [0180]

8. Memberships in exchanges:

A. Owned, at market

+ [_____] [0190]

B. Owned, at cost

+ [_____] [0650]

C. Contributed for use of the company, at market value

+ [_____] [0660]   _____ [0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

+ [_____] [0480]   + [_____] [0670]   _____ [0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

+ [_____] [0490]   + [_____] [0680]   _____ [0920]

11. Other assets

+ [_____] [0535]   + [_____] [0735]   _____ [0930]

12. TOTAL ASSETS

205,683 [0540]   19,229 [0740]   224,912 [0940]

The accompanying notes are an integral part of the financial statements.

Page 3

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	+ [1045]	÷ [1255]	[1
14. Payable to brokers or dealers:			
A. Clearance account	÷ [1114]	÷ [1315]	[1
B. Other	÷ 47,900 [1115]	÷ [1305]	47,900 [1
15. Payable to non-customers	÷ [1155]	÷ [1355]	[1
16. Securities sold not yet purchased, at market value		÷ [1360]	[1
17. Accounts payable, accrued liabilities, expenses and other	÷ 18,291 [1205]	÷ [1385]	18,291 [1
18. Notes and mortgages payable:			
A. Unsecured	÷ [1210]		[1
B. Secured	÷ [1211]	÷ [1390]	[1
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		÷ [1400]	[1

        1. from outsiders

+ [0970]

        2. Includes equity subordination (15c3-1(d)) of

+ [0980]

    B. Securities borrowings, at market value:

÷ [1410] ['

        from outsiders

*The accompanying notes are an integral
part of the financial statements.*

C. Pursuant to secured demand note collateral agreements:

+ [_____] [1420] [1

    1. from outsiders

+ [_____] [1000]

    2. Includes equity subordination (15c3-1(d)) of

+ [_____] [1010]

D. Exchange memberships contributed for use of company, at market value

+ [_____] [1430] [1

E. Accounts and other borrowings not qualified for net capital purposes

+ [_____] [1220] + [_____] [1440] [1

20. TOTAL LIABLITIES

66,191	66,191
[1230]	[1450] [1

Ownership Equity

Total

21. Sole proprietorship

[_____] [1

22. Partnership (limited partners + [_____] [1020])

[_____] [1

23. Corporations:

    A. Preferred stock

+ [_____] [1

    B. Common stock

+ [17,500] [1

    C. Additional paid-in capital

+ [27,018] [1

    D. Retained earnings

[128,203] [1

    E. Total

172,721 [1

    F. Less capital stock in treasury

- [14,000] [1

24. TOTAL OWNERSHIP EQUITY

158,721

25. TOTAL LIABILITIES AND OWNERSHIP EQUITY

224,912

The accompanying notes are an integral part of the financial statements.

STATEMENT OF INCOME (LOSS)

Period Beginning 05/01/2003   Period Ending 04/30/2004   Number of months
         [3932]   [3933]   [3931]

REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on an exchange   41,390 [3935]

   b. Commissions on listed option transactions   830 [3938]

   c. All other securities commissions   175,698 [3939]

   d. Total securities commissions   217,918 [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange   [3945]

   b. From all other trading   [3949]

   c. Total gain (loss)   [3950]

3. Gains or losses on firm securities investment accounts   3,497 [3952]

4. Profit (loss) from underwriting and selling groups   [3955]

5. Revenue from sale of investment company shares   592,680 [3970]

6. Commodities revenue   [3990]

7. Fees for account supervision, investment advisory and administrative services   2,703 [3975]

8. Other revenue   1,269,108 [3995]

9. Total revenue   2,085,906 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   [4120]

11. Other employee compensation and benefits   222,222 [4115]

*The accompanying notes are an integral
part of the financial statements.*   Page 6

12. Commissions paid to other broker-dealers

1,600,972
[4140]

13. Interest expense

[4075]

   a. Includes interest on accounts subject to subordination agreements

[4070]

14. Regulatory fees and expenses

(5,296)
[4195]

15. Other expenses

251,535
[4100]

16. Total expenses

2,069,433
[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)

16,473
[4210]

18. Provision for Federal Income taxes (for parent only)

10,286
[4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above

[4222]

   a. After Federal income taxes of

[4238]

20. Extraordinary gains (losses)

[4224]

   a. After Federal income taxes of

[4239]

21. Cumulative effect of changes in accounting principles

[4225]

22. Net income (loss) after Federal income taxes and extraordinary items

6,187
[4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items

(5,694)
[4211]

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period

    <u>152,534</u> [4240]

    A. Net income (loss)

    <u>6,187</u> [4250]

    B. Additions (includes non-conforming capital of [4262])

    + [ ] + [ ] [4260]

    C. Deductions (includes non-conforming capital of [4272])

    + [ ] - [ ] [4270]

2. Balance, end of period (From item 1800)

    <u>158,721</u> [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period

    None [4300]

    A. Increases

    + [ ] [4310]

    B. Decreases

    - [ ] [4320]

4. Balance, end of period (From item 3520)

    None [4330]

The accompanying notes are an integral part of the financial statements.

K. W. Chambers & Co.

STATEMENT OF CASH FLOWS

Year Ended April 30, 2004

Cash Flows from Operating Activities:

Net income	$	6,187
Noncash items included in net income:		
Gains on firm securities investment accounts		(3,497)
Reinvestment of dividends		470
Changes in:		
Receivables from brokers or dealers		40,581
Receivables from noncustomers		1,411
Payable to brokers or dealers		(31,471)
Accounts payable, accrued liabilities, expenses and other		5,431
Net Increase in Cash		19,112
Cash at May 1, 2003		33,003
Cash at April 30, 2004	$	52,115

Supplemental Disclosures:

Income taxes paid	$	6,596

1. ## Summary of Significant Accounting Policies

   This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

   ### History and Business Activity

   The Company was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas and Tennessee, and the Company does not require collateral to secure receivables.

   ### Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   ### Cash

   The Company had cash deposits in financial institutions in excess of the federally insured limit by $213,522 at April 30, 2004.

   ### Securities

   Securities, which consist of mutual funds, are recorded at market value as determined by quoted market prices. The resulting difference between cost and market value is included in operations.

   ### Income Taxes

   The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities.

   The Company files its income tax returns using the cash basis of accounting.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $127,358 which was $102,358 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .52 to 1.

3. Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(K)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

4. Common Stock

Common stock consists of the following:

$1 par value
30,000 shares authorized
17,500 shares issued

5. Treasury Stock

Treasury stock consists of 4,500 shares and is stated at cost.

6. Leases

The Company leases its office space on a month-to-month basis from a related party. Rent expense was $47,431 for the year.

K. W. Chambers & Co.

NOTES TO FINANCIAL STATEMENTS

April 30, 2004

7.   **Related Parties**

At April 30, 2004, the Company had a $5,228 note receivable from a stockholder.

The Company shares office space and employees with an entity that has a common stockholder. The principal stockholder of the Company is also the president of the Company's clearing house. The Company has a consulting agreement with this related party, who provides services as a compliance director. Fees were $12,500 for the year.

The Company has a Selling Group Agreement with an entity that has a common stockholder. The Company, who has registered representatives with the NASD, refers customers to the entity. The entity agrees to pay the Company up to 60% of the fees charged by the entity for its services. Advisory fee income from the entity was $567,471 for the year.

SUPPLEMENTARY INFORMATION

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k)
        (1)--Limited business (mutual funds and/or variable annuities only)
        ☐ [4550]

    B. (k)
        (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained
        ☒ [4560]

    C. (k)
        (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)
        ☒ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 21893 [4335A]	Huntleigh Securities Corp. [4335A2]	All ☒ [4335B]
8- [4335C]	[4335C2]	☒ [4335D]
8- [4335E]	[4335E2]	☒ [4335F]
8- [4335G]	[4335G2]	☒ [4335H]
8- [4335I]	[4335I2]	☒ [4335J]

    D. (k)
        (3)--Exempted by order of the Commission
        ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... 158,721 [3480]

2. Deduct ownership equity not allowable for Net Capital — [   ] [3490]

3. Total ownership equity qualified for Net Capital .... 158,721 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital _____ [3520]

   B. Other (deductions) or allowable credits (List)

[ ] [3525A]	[ ] [3525B]
[ ] [3525C]	[ ] [3525D]
[ ] [3525E]	[ ] [3525F]

   _____ [3525]

5. Total capital and allowable subordinated liabilities .... 158,721 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) .... 19,229 [3540]

   B. Secured demand note deficiency + [   ] [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges + [   ] [3600]

   D. Other deductions and/or charges + [   ] [3610] .... (19,229) [3620]

7. Other additions and/or credits (List)

[ ] [3630A]	+ [ ] [3630B]
[ ] [3630C]	+ [ ] [3630D]
[ ] [3630E]	+ [ ] [3630F]

   _____ [3630]

8. Net capital before haircuts on securities positions

$$\underline{139,492}$$
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):

    A. Contractual securities commitments   + ☐
[3660]

    B. Subordinated securities borrowings   + ☐
[3670]

    C. Trading and investment securities:

        1. Exempted securities   + ☐
[3735]

        2. Debt securities   + ☐
[3733]

        3. Options   + ☐
[3730]

        4. Other securities   + 12,134
[3734]

    D. Undue Concentration   + ☐
[3650]

    E. Other (List)

☐
[3736A]

+ ☐
[3736B]

☐
[3736C]

+ ☐
[3736D]

☐
[3736E]

+ ☐
[3736F]

[3736]

$$\underline{(12,134)}$$
[3740]

10. Net Capital

$$\underline{127,358}$$
[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)

$$\underline{4,415}$$
[3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)

+ 25,000
[3758]

13. Net capital requirement (greater of line 11 or 12)

$$\underline{25,000}$$
[3760]

14. Excess net capital (line 10 less 13)

$$\underline{102,358}$$
[3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)

$$\underline{120,739}$$
[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition

66,191 [3790]

17. Add:

A. Drafts for immediate credit
+ _____ [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited
+ _____ [3810]

C. Other unrecorded amounts (List)

_____ [3820A]	+ _____ [3820B]	
_____ [3820C]	+ _____ [3820D]	
_____ [3820E]	+ _____ [3820F]	

[3820]   [3830]

19. Total aggregate indebtedness

66,191 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)

% 52 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

% 29 [3860]

The Company's net capital of $127,358 is $102,358 in excess of the $25,000 minimum net capital requirement of the National Futures.

Page 16

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	+ [4603]	[4604]	[4605]
[4610]	[4611]	[4612]	+ [4613]	[4614]	[4615]
[4620]	[4621]	[4622]	+ [4623]	[4624]	[4625]
[4630]	[4631]	[4632]	+ [4633]	[4634]	[4635]
[4640]	[4641]	[4642]	+ [4643]	[4644]	[4645]
[4650]	[4651]	[4652]	+ [4653]	[4654]	[4655]
[4660]	[4661]	[4662]	+ [4663]	[4664]	[4665]
[4670]	[4671]	[4672]	+ [4673]	[4674]	[4675]
[4680]	[4681]	[4682]	+ [4683]	[4684]	[4685]
[4690]	[4691]	[4692]	+ [4693]	[4694]	[4695]

TOTAL $ None [4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1 (c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities



Grace & Company, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON THE
INTERNAL CONTROL REQUIRED BY RULE 17a-5

Board of Directors
K. W. Chambers & Co.
St. Louis, Missouri

In planning and performing our audit of the financial statements of *K. W. Chambers & Co.* for the year ended April 30, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by *K. W. Chambers & Co.* including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly security examinations, counts, verifications and comparisons.

2.   Recordation of differences required by Rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Grace & Company, L.L.P

St. Louis, Missouri
May 26, 2004